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WISCONSIN

January 19, 2012

VIA EDGAR

Karen Rossotto, Esq,
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Principal Funds, Inc. (811-01944)
Preliminary Proxy Statement on Schedule 14A

Dear Ms. Rossotto:

On behalf of Principal Funds, Inc. (“PFI”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), which you communicated to me by telephone on January 13, 2012, with respect to PFI’s preliminary proxy statement on Schedule 14A which was filed with the Commission on January 6, 2012 (the “Proxy Statement”).  Capitalized terms used but not defined herein have the meanings given them in the Proxy Statement.  Changes in response to the Staff’s comments will be made in PFI’s definitive Proxy Statement.
Comment 1.  In the Independent Directors Table (p. 11), please add “During Past 5 Years” to the table caption “Other Directorships Held.”

Response:  The requested change will be made.

Comment 2.  In the second paragraph under “Leadership Structure of the Board” (p. 15), the factors favoring the Board structure are vague. Please add more specifics.

Response:  Although PFI believes that its disclosure satisfies the requirements of Item 407(h) of Regulation S-K, PFI will supplement the disclosure by adding that the appropriateness of the leadership structure is enhanced by PFI’s Board Committees and the allocation of responsibilities among them.

Comment 3. In the third paragraph under Proposal 2 (p. 21), please separate the items numbered (i) through (vi) into a list.

Response:  The requested change will be made.

Established 1849

Karen Rossotto, Esq, January 19, 2012 Page 2

Comment 4.  What is the basis under the 1940 Act, 1933 Act and state law for the provision regarding automatic conversion of shares into another class or series (p. 23) and what are the limitations under the law on doing this?

Response:  The proposed amendment is intended to position PFI to take advantage of evolving corporation law provisions granting greater authority to boards of directors to authorize conversions of series and share classes and, indeed, of entities from one business form to another.  The Maryland General Corporation Law permits the charter of a Maryland corporation to include “any provision not inconsistent with law that defines, limits or regulates  the powers of the corporation, its directors and stockholders, any class of its stockholders, or the holders . . .of securities that it may issue” (Section 2-104).  It also provides (Section 2-105) that:

 “any of the . . . conversion or other rights . . . of any class or series of stock may be made dependent upon facts ascertainable outside of the charter [which would include an action or determination by a corporation’s board of directors] and may vary among holders thereof; provided that the manner in which such facts or variations shall operate upon the  . . .  conversion or other rights . . . is clearly and expressly set forth in the charter.

As evidenced by recent definitive proxy statements, a number of registered mutual funds organized as Maryland corporations have sought shareholder approval for substantially the same charter provision as the proposed amendment.  The proposed amendment, by its express terms, is subject to the 1940 Act and applicable laws and regulations, and the authority that it confers would be exercised only at such time and under such circumstances as would be consistent with the 1940 Act and applicable laws and regulations.

Comment 5.  Would shareholder notice be required for an automatic conversion?

Response:  See the response to Comment 4.

Comment 6.  For each of the sub-proposals under Proposal 3, please:

(a) describe what the proposed change in fundamental restriction will allow the fund to do differently and what the additional risks are; and

(b) for restrictions cast in terms of what the 1940 Act permits, describe what the 1940 Act permits.

Response:  PFI has reviewed the Proxy Statement disclosure with respect to the proposed amendments to fundamental restrictions and respectfully submits that the disclosure with respect to proposed changes in fundamental restrictions amendments relating to commodities, real estate, borrowing, concentration and short sales fully provide, and the disclosure with respect to the remaining proposed changes substantially provide, the information set forth in (a) and (b) above.  PFI will, however, add disclosure substantially as set forth below:

Karen Rossotto, Esq, January 19, 2012 Page 3

(i) With respect to the proposed amendment relating to senior securities, disclosure that issuing senior securities may expose a Fund to counterparty risk, interest rate risk, and the risks of loss associated with borrowing to acquire additional investments, including the risk that the value of acquired investments could fall below the amount borrowed;

(ii) With respect to the proposed amendment relating to making loans, disclosure that making loans may expose a Fund to the risks that a borrower will not repay the loan, repayment of a loan will be delayed, or that collateral for a loan will lose value; and

(iii)  With respect to the proposed amendment relating to diversification, disclosure that a  non-diversified fund is generally considered to be subject to greater risk than a diversified fund because a non-diversified fund invests in a smaller number of investments than a diversified fund.

PFI notes in addition that the proposed amendment relating to underwriting would not result in any material change with respect to the current such restriction or result in any additional risks to the Funds to which it applies.

Comment 7.  Under Proposal 3(c), please insert “and restrictions” after “subject to” in the first sentence of the penultimate paragraph.

Response:  The requested change will be made.

Comment 8.  In proposed concentration restriction under Proposal 3(g), please (a) change “may not” to “will not” and (b) add after “particular industry” the phrase “or group of industries.”

Response:  PFI respectfully declines to make the requested changes.  The first requested change would cause the language of the proposed amended restriction to vary from and be inconsistent with the language of PFI’s other proposed amended restrictions.   With respect to the second and in PFI’s view, if a fund may not concentrate its investments in a particular industry, then, by virtue of that restriction and without specifically so stating, it also may not concentrate in a particular group of industries.

Comment 9.  Under Independent Registered Public Accounting Firm (p. 40), please clarify whether Ernst & Young will be available to answer appropriate questions (as opposed to “should any matter arise requiring their presence”).

Response:  The requested clarification will be made.

Karen Rossotto, Esq, January 19, 2012 Page 4

The definitive Proxy Statement may also contain certain conforming changes reflecting Staff comments on substantially the same proposals included in another preliminary proxy statement relating to other Fund Complex funds.

*  *  *  *

PFI understands that it is responsible for the accuracy and adequacy of the disclosure in the Proxy Statement and that Staff comments on the disclosure or PFI’s changes in the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement.  In addition, PFI understands that it may not assert Staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 202-230-5425 or John W. Blouch of this office at 202-230-5422 if you have any questions or further comments.  Thank you.

Very truly yours, /s/ Bruce W. Dunne Bruce W. Dunne